425 Madison Avenue 9th Floor-Ste 902

New York, NY 10017

Phone (212) 874-6608 Fax (212) 644-9802

August 8, 2017

Re  AngioGenex, Inc.

      Registration Statement on Form 10-12G

      Filed June 28, 2017

      File No. 000-26181

Ada D. Sarmento/ Erin Jaskot – Legal

Rolf Sundwall/ Angela Connell – Accounting

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

AngioGenex Inc. (the “Company”) has received the Staff’s comments contained in a letter to the Company dated July 25, 2017. As discussed with Ada D. Sarmento, the Company has only received the Staff’s comments on August 3rd, as the emails transmitting it went directly to the addressees’ “spam” folders, and hereby requests an extension to respond to the Staff’s comments to August 14, 2017.

Please note that all fax correspondence should be sent to me at fax number 212-644-9802. If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at 646-642-0701.

Sincerely,

/s/ Michael Strage

Michael Strage

General Counsel

Cc: Robert Benezra

Marty Murray